249 Royal Palm Way, Suite 503 Palm Beach, FL 33480 (561) 318-3766 September 26, 2022

VIA EDGAR

Mr Eric McPhee

Mr. Robert Telewicz

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Re:	PMV Consumer Acquisition Corp. Form 10-K for the year ended December 31, 2021 Form 10-Q for the periods ended, March 31, 2022 and June 30, 2022 File No. 001-39534

Dear Sirs,

We are writing in reference to your letter addressed to Nathan Miller, dated September 16, 2022, regarding the SEC’s recent review of certain filings of PMV Consumer Acquisition Corp. (the “Company”) with respect to the above-referenced periodic reports.

The Staff’s comments are set forth in bold below and is followed by the Company’s response in italics.

Form 10-K for the year ended December 31, 2021

General

1.	Staff Comment

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Company Response

One of the Company’s directors and a member of the board of managers of the manager of the Company’s Sponsor, P. Kasper Jakobsen, is a foreign national and thus is considered a foreign person for purposes of CFIUS. Mr. Jakobsen also owns an approximately 16% equity interest in the Company’s Sponsor. Other than Mr. Jakobsen, neither the Company nor the Sponsor have any substantial ties with any non-U.S. persons. In connection with an initial business combination, the Class B common stock owned by the Sponsor will automatically convert into Class A common stock and the shares ownership of the Sponsor will be substantially diluted such that the Company expects that the Sponsor will lack control over it for CFIUS purposes. Thus, the Company does not expect that either it or its Sponsor will constitute a “foreign person” under CFIUS rules and regulations upon consummation of any such business combination. Nevertheless, the Company will add a risk factor in its next Form 10-Q to address the CFIUS related risks as follows:

●	We may be subject to regulatory review under Committee on Foreign Investment in the United States (CFIUS) regulations, which may complicate or prevent the consummation of an initial business combination.

One our directors and a member of the board of managers of the manager of our Sponsor is a foreign national and thus is considered a foreign person for purposes of CFIUS. As a result of our relationship with our director, CFIUS may consider us to be a “foreign person” and, if our acquisition target is engaged in a business that may affect national security, we could be subject to foreign ownership restrictions and/or review under applicable CFIUS regulations in cases where the structure of the transaction does not eliminate our Sponsor’s control over us following completion of the business combination, which we believe is unlikely.

If a proposed initial business combination falls within the scope of applicable CFIUS foreign ownership restrictions, we may be unable to consummate the business combination. In addition, if the business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or alternatively to proceed with the business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the business combination. A prolonged CFIUS review may also cause us not to satisfy conditions to closing and result in the termination of the business combination agreement.

Although we do not believe that we will be a “foreign person” upon completion of an initial business combination as a result of our relationship with our director, CFIUS may take a different view. Foreign person status may also result based on the foreign national ownership of the combined company upon the closing of the business combination. In such cases, CFIUS may decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to the business combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied.

Exhibits 31.1 and 31.2 page 1

2.	Staff Comment

We note that your certifications omit the introductory language referring to internal control over financial reporting in paragraph 4. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Reference is made to Section 246.13 of the Compliance and Disclosure Interpretation for Regulation S-K.

Company Response

The Company will promptly correct this omission by filing an abbreviated amendment to its Annual Report on Form 10-K for the year ended December 31, 2021 with a replacement exhibit to address the Staff’s comment. The form of exhibit is attached hereto as Exhibit A.

Form 10-Q for the period ended June 30, 2022

Exhibits 31.1 and 31.2, page 1

3.	Staff Comment

We note that your certifications omit the paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

Company Response

The Company will promptly correct these omissions by filing an abbreviated amendment to each of its Quarterly Reports for the periods ended March 31, 2022 and June 30, 2022 with a replacement exhibit to address the Staff’s comment. The form of exhibit is attached hereto as Exhibit B.

*                *                *

Should you have any questions regarding the foregoing or any other matter, please do not hesitate to contact me directly via telephone at (914) 921-8341 or via e-mail at JGivissis@Gabelli.com.

Sincerely,

/s/ John N. Givissis
John N. Givissis
Chief Accounting Officer
PMV Consumer Acquisition Corp.

EXHIBIT A

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John N. Givissis, certify that:

1.	I have reviewed this annual report on Form 10-K/A of PMV Consumer Acquisition Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, if any, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September [    ], 2022

/s/ John N. Givissis
John N. Givissis
Chief Accounting Officer
(Principal Financial and Accounting Officer)

EXHIBIT B

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John N. Givissis, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of PMV Consumer Acquisition Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, if any, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September [    ], 2022

/s/ John N. Givissis
John N. Givissis
Chief Accounting Officer
(Principal Financial and Accounting Officer)